UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2009

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F ING Tower

308 Des Voeux Road

Central Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    [x]  Form 20-F     [    ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [    ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Other Events.

On July 16, 2009, CDC Software Corporation, a wholly-owned subsidiary of CDC Corporation (“CDC Software”), announced that it filed a registration statement on Form F-1 with the Securities and Exchange Commission relating to the initial public offering of American Depositary Shares of CDC Software.

A copy of CDC Software’s press release is attached as an exhibit hereto.

Exhibit	Description
1.01	Press release of CDC Software Corporation dated July 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 16, 2009	By:	/s/ Matthew Lavelle
	Name:	Matthew Lavelle
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1.01	Press release of CDC Software Corporation dated July 16, 2009